

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via E-mail
Mr. Stephen J. Browand
President and Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, New Jersey 07103

  Re: **BioNeutral Group, Inc.**
     Form 10-K for the Fiscal Year Ended October 31, 2010
     Filed February 15, 2011
     File No. 333-149235

Dear Mr. Browand:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1. Business

Recent Developments, page 1

1. Please expand the first paragraph to provide additional information regarding your affiliation with the Kentucky Hospital Association. What is the significance of your affiliation? Is this a contractual arrangement? If so, please provide additional information to provide context. Please clarify to indicate whether this affiliation resulted from the discussions described in the fourth paragraph. In addition, please discuss the business reason(s) for the subsidiary formation and its current status. We note your Form 8-K filed March 25, 2011 and Mr. Battafarano's resignation as CEO of that subsidiary.

2. Further, please provide information regarding the significance of the initial indication for support from the Kentucky commissioner in the third paragraph. What kind of support

are you referring and how such information was communicated to the company? What is the process in obtaining the support?

<u>Item 7. Management's Discussion and Analysis or Plan of Operations, page 26</u>

<u>Results of Operations, page 29</u>

<u>Operating Expenses, page 29</u>

3. Please disclose the director and his affiliated company.

<u>Analysis of Impairment, page 30</u>

4. Refer to the fifth paragraph. We note your disclosures of the impairment analysis of your finite-lived intellectual property, an intangible asset, as of October 31, 2010. In that regard, it appears you did not assess impairment based on the undiscounted future cash flows derived from this asset in determining whether it is recoverable as you indicated in your disclosures under critical accounting policy section on page 31. Instead, an internal valuation of the asset was prepared based on internal assumptions and determined that the range of the valuation to be $12,983,000 as of October 31, 2010. It appears the $12,983,000 valuation represents the high end of the range. If so, please clarify for us the range. Further, we are unclear about your impairment evaluation result as of October 31, 2010 in light of your significant recurring losses and negative operating cash flows. Please explain how you performed your impairment analysis in detail.

<u>Item 8. Financial Statements and Supplementary Data, page 32</u>

<u>Consolidated Financial Statements</u>

<u>Consolidated Balance Sheets, page 35</u>

5. Tell us and disclose the nature of the convertible features of your convertible preferred stock, Series A. Explain to us the meaning of your disclosure on the face of the balance sheets that the preference liquidation value of the preferred stock was included in non-controlling interests.

<u>Consolidated Statements of Stockholders' Equity, page 38</u>

6. Please explain to us and disclose the nature of the line items "adjustment to reconcile transfer agent records" and "dispute shares" of 4,755,536 and 2,634,730 common shares , respectively, as reflected on the face of the consolidated statements of stockholders' equity for the fiscal year ended October 31, 2010.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 41

7. We note from your disclosures that you only have authorization to sell products in certain foreign countries. Please tell us and disclose your accounting policy for revenues recognition. Also tell us and disclose your product return policy in the response. Refer to SAB Topic 13.

8. We note you do not report inventory as of any reporting period presented. Further, you disclose that you have not yet contracted with a manufacturer to produce any of your products. Please tell us and revise your disclosure to explain how your products are produced and why you do not have an inventory balance as of October 31, 2010 and 2009.

Note 7. – Related Party Payables, page 48

9. We note the consulting agreements you entered into with Mr. Pamani and Jina, an affiliate of Mr. Pamani, both related parties, on June 15, 2008 and September 6, 2008, respectively. Please tell us and disclose the exact nature of these agreements and their services provided.

Note 13 - Commitments and Contingencies, page 55

Searchhelp, Inc. Royalty Rights, page 56

10. You refer to the company's subsidiary, Environmental Commercial Technology, Corp., but the company is not referred to elsewhere. Please revise as appropriate or advise.

11. We note that you entered into an agreement with Searchhelp. Inc. ("Searchhelp") on February 3, 2004 and that Searchhelp paid you cash and its common shares and warrants to acquire a royalty equal to 5% of the gross sales of a product your ECT subsidiary was developing. You state that you currently cannot estimate any liability you may have with regard to Searchhelp. Please tell us and disclose why you cannot estimate the liability. Tell us and disclose if Searchhelp can terminate the agreement and request a refund of the cash and equity considerations under the agreement.

Item 9A. Controls and Procedures, page 58

12. We note your disclosure that you have engaged a chief financial advisor and added a board member with financial and accounting expertise and prior corporate board experience in order to help improve your disclosure controls and procedures. You also intend to form an audit committee to further assist with improving your disclosure

controls and procedures. Please also explain exactly how you intend to rectify the deficiencies and provide a timeframe for completion.

13. Please identify the chief financial advisor and the member of the board with financial and accounting expertise. Please explain the role of the chief financial advisor.

Part III, page 59

Item 10. Directors, Executive Officers and Corporate Governance, page 59

Directors and Executive Officers, page 59

14. Please revise to describe the business experience of Mr. Stratton for the past five years, in addition to his positions as a director of the companies identified. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper, Staff Attorney, at (202) 551-3329 or Christopher Owings, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief